PRACTUS

October 17, 2019

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Request by Capital Management Investment Trust (the “Trust”) (File No. 033-85242) to withdraw Form N-14/A

Ladies and Gentlemen:

     Pursuant to the Securities Act of 1933, the Trust hereby requests the withdrawal of the Form N-14/A filed to the Trust’s Registration Statement as filed with the Commission on October 15, 2019 via EDGAR (accession number: 0001413042-19-000287), because the filing was submitted using the incorrect file number. The Registrant has filed the appropriate registration statement on EDGAR.

     If you have any questions concerning the foregoing, please contact the undersigned at (317) 833-7859 or John.Swhear@practus.com.

Regards, /s/ John C. Swhear On behalf of Practus, LLP

JOHN C. SWHEAR I PARTNER 7268 Rooses Drive I Indianapolis, IN 46217 I p: 317.833.7859 I c: 317.833.7859 Practus, LLP I John.Swhear@Practus.com I Practus.com